EXHIBIT 21.1

			% equity interest
Name	Country of Incorporation	Type of Control	2020
Nuova Ompi S.r.l.	Italy	Direct	100%
Spami S.r.l.	Italy	Direct	100%
Stevanato Group International a.s.	Slovakia	Direct	100%
Medical Glass a.s.	Slovakia	Indirect	100%
Stevanato Group N.A. S. de RL de CV	Mexico	Indirect	100%
Ompi N.A. S. de RL de CV	Mexico	Direct Indirect	30.76 69.24	% %
Ompi of America, Inc.	USA	Indirect	100%
Ompi do Brasil Industria e Comercio de Embalagens Farmaceutica Ltda	Brazil	Direct Indirect	79 21	% %
Ompi Pharma.Packing Techn. Co. Ltd	China	Indirect	100%
Innoscan A/S	Denmark	Indirect	100%
SVM Automatik A/S	Denmark	Indirect	65	%*
Medirio SA	Switzerland	Indirect	100%
Balda Medical Gmbh	Germany	Direct	100%
Balda C. Brewer, Inc.	USA	Indirect	100%
Balda Precision, Inc.	USA	Indirect	100%
Ompi of Japan Co., Ltd.	Japan	Direct	51%
Swissfillon AG	Switzerland	Associate	26.94%